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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number 0-15796

     Corporate Realty Income Fund I, L.P.
(Exact name of registrant as specified in its charter)

406 East 85th Street, New York, New York 10028; (212) 744-6377
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

     Depositary Units of Limited Partnership Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: One (1)

     Pursuant to the requirements of the Securities Exchange Act of 1934, Corporate Realty Income Fund I, L.P. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CORPORATE REALTY INCOME FUND I, L.P.
(Registrant)

By: VANCE CAPITAL CORPORATION
AS CORPORATE GENERAL PARTNER

Date:	June 6, 2008	By:	/s/ Robert F. Gossett, Jr.
Robert F. Gossett, Jr., President

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